FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of Month March, 2005

Commission File Number: 0-28724

MIND C.T.I. LTD.

(Translation of registrant's name into English)

Industrial Park, Building 7, Yokneam 20692 , Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The Registrant's 2004 audited consolidated financial statements and the related accountant's consent attached as Exhibits 2 and 3 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibits, which are attached hereto and incorporated by reference herein:

  Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement, dated March 11, 2005.
  2004 audited consolidated financial statements of the Registrant.
  Consent of Kesselman & Kesselman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

By Order of the Board of Directors, /s/ Monica Eisinger Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number Description of Exhibit

  Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement, dated March 11, 2005.
  2004 audited consolidated financial statements of the Registrant.
  Consent of Kesselman & Kesselman.

MIND C.T.I. LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Mind C.T.I. Ltd. (the "Company") will be held on Thursday, April 7, 2005 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel, for the following purposes:

  to re-elect Mr. Rimon Ben-Shaoul, a member of Class II of the Board of Directors of the Company, whose term of office expires at the Meeting, as a director of the Company; and
  to re-elect Mr. Zamir Bar-Zion, whose term of office expires on June 27, 2005, as an outside director of the Company and to amend the Company's Articles of Association; and
  to elect Mr. Menahem Shalgi as an outside director of the Company; and
  to approve compensation for the Company's directors; and
  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditor until the close of the following Company's Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and
  to discuss the Company's audited financial statements for the year ended December 31, 2004; and
  to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Shareholders of record at the close of business on March 10, 2005 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Shareholders.
By Order of the Board of Directors, /s/ Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

Dated: March 11, 2005

EXHIBIT 1

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 20692, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 per share nominal value (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday April 7, 2005 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

The agenda of the Meeting shall be as follows:

  to re-elect Mr. Rimon Ben-Shaoul, a member of Class II of the Board of Directors of the Company, whose term of office expires at the Meeting, as a director of the Company; and
  to re-elect Mr. Zamir Bar-Zion, whose term of office expires on June 27, 2005, as an outside director of the Company and to amend the Company's Articles of Association; and
  to elect Mr. Menahem Shalgi as an outside director of the Company; and
  to approve compensation for the Company's directors; and
  to re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditor until the close of the following Company's Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so; and
  to discuss the Company's audited financial statements for the year ended December 31, 2004; and
  to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 10, 2005 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about March 15, 2005 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On March 9, 2005, the Company had outstanding 21,433,980 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, at which adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS
The following table sets forth certain information regarding the beneficial ownership of the Company's shares as of March 9 2005, by each person who is known to own beneficially more than 5% of the Company's outstanding shares.

Name of Beneficial Owners	Total Shares Beneficially Owned(1)	Percentage of Ordinary Shares (2)
Monica Eisinger	4,074,000	19.01%
Lior Salansky	1,491,140	6.96%
Oberweis Asset Management,Inc.	1,123,000	5.24%

(1) Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 9, 2005, and are treated as outstanding only for purposes of determining the percentage owned by such person. (2) Based on 21,433,980 ordinary shares outstanding on March 9, 2005.

ITEM 1 - RE-ELECTION OF MR. RIMON BEN-SHAOUL AS A DIRECTOR
Under the Company's Articles of Association, our Board of Directors (excluding our outside directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

Mr. Rimon Ben-Shaoul is a member of Class II of the Board of Directors, and his term of office shall expire at the Meeting. If Mr. Rimon Ben-Shaoul is re-elected, his term of office shall expire at the Company's 2008 Annual General Meeting of shareholders.

Mr. Ben-Shaoul has served as a director of our company since August 2002. Mr. Ben-Shaoul has served as the Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd., since February 2001. From 1997 to 2001 Mr. Ben-Shaoul served as the President and Chief Executive Officer of Clal Industries and Investments Ltd. From 1985 to 1997 Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. From 1997 to 2001 Mr. Ben-Shaoul served as Chairman of Scitex Corporation Ltd. and currently Mr. Ben-Shaoul serves as Chairman of Cimatron Ltd. and Dor Chemicals Ltd. and as a director of Arel Communications & Software Ltd., Nice Systems Ltd. and B.V.R. Systems Ltd. Mr. Ben-Shaoul also serves as a director on the boards of several privately held companies. Mr. Ben-Shaoul holds an M.B.A. and a B.A. in Economics, both from Tel Aviv University.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to re-elect Mr. Ben-Shaoul as a Class II director of the Company to serve until the Annual General Meeting to be convened in the third year following this re-election."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 - RE-ELECTION OF MR. ZAMIR BAR-ZION AS AN OUTSIDE DIRECTOR AND AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION
Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law"), to have at least two outside directors ("outside directors"). To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the Company or provide professional services to the Company for compensation.

The Company's Board of Directors is divided into three classes of directors, denominated Class I, Class II and Class III. The outside directors are required to be elected by the shareholders, but they will not be members of any class. The term of service of an outside director is three years and may be extended for an additional three years. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors that is authorized to carry out one or more powers of the board of directors must include at least one outside director.

At an Annual General Meeting of the Company's shareholders held on June 27, 2002, the shareholders elected Mr. Zamir Bar-Zion as an outside director of the Company for a three-year term of service. At the Meeting, shareholders will be asked to re-elect Mr. Zamir Bar-Zion for a second three-year term of service as an outside director of the Company on the same terms as approved for outside directors at the Extraordinary Meeting of the Company's shareholders held on February 12, 2001. According to the Israeli Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. Since the Meeting will be held before the expiration of Mr. Zamir Bar-Zion's first term, we are asking the shareholders to amend our Articles of Association to allow Mr. Zamir Bar-Zion's second term to commence on the expiration date of his first term.

The Company has received a declaration from Mr. Zamir Bar-Zion that he fulfills all the qualifications of an outside director under the Companies Law.

If the foregoing amendments are approved, we will restate our Articles of Association to reflect the amendments approved at the Meeting. Our Articles of Association will be referred to thereafter as the "Third Amended and Restated Articles of Association" of the Company.

A brief biography of Mr. Zamir Bar-Zion is set forth below:

Mr. Bar-Zion has served as an external director of our company since June 2002. Mr. Bar-Zion has served as the Managing Director of Investment Banking at Excellence Nessuah/Piper Jaffray since May 2004. Mr. Bar-Zion was a Managing Director for investment banking at Nessuah Zannex & Co. from 1998 until 2001. Prior to joining Nessuah Zannex & Co., Mr. Bar-Zion served as a private financial consultant and a senior partner at Evergreen Canada - Israel Investments Ltd. Mr. Bar-Zion currently serves as a director of Top Image Systems Ltd., Attunity Ltd. and Lapidot Cheletz Ltd. Mr. Bar-Zion holds a B.S. degree in Computer Science and Finance from the New York Institute of Technology, an M.A. degree in Finance from Pace University and has graduated from the Program of Management Development at Harvard University.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Second Amended Articles of Association be amended by restating Article 39(d) in its entirety and by adding Article 39(e) thereof as follows:

(d) Notwithstanding anything to the contrary in the foregoing provisions of Article 39, the foregoing provisions of this Article 39 shall not apply to the Company's External Directors, who shall not be members of any class and shall serve pursuant to the provisions of the Companies Law.

(e) Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.'

RESOLVED, that Mr. Zamir Bar-Zion be re-elected to a second term as an outside director of the Company, effective June 27, 2005."

The foregoing amendment to our Articles of Association require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. The election of outside directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one third of the shares of non-controlling shareholders are voted in favor of the election of the outside directors or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 - ELECTION OF MR. MENAHEM SHALGI AS AN OUTSIDE DIRECTOR
At the Meeting, shareholders will be asked to elect Mr. Menahem Shalgi for a three-year term of service as an outside director of the Company on the same terms as approved for outside directors at the Extraordinary Meeting of the Company's shareholders held on February 12, 2001. The Company has received a declaration from such nominee that he fulfills all the qualifications of an outside director under the Companies Law. For additional information regarding the Company's Board of Directors and outside directors see item 3 above.

A brief biography of Mr. Menahem Shalgi is set forth below:

Mr. Menahem Shalgi has over 35 years of experience at the high-tech industry. Mr. Shalgi served at Amdocs as Vice President of Business Development and M&A from 1998 to 2003 and as Vice President and Executive Account Manager from 1993 to 1998. From 1991 to 1993 Mr. Shalgi served as the CEO of WIZTEC Ltd. Prior to joining WIZTEC Ltd. Mr. Shalgi served at Amdocs at which he held a number of positions. Mr. Shalgi was a member of the Information Processing Association (I.P.A.) council, of the I.P.A. Steering Committee and Editorial Board and won several awards and fellowship, including awards by the I.P.A. for best article and for planning a complex data entry system, the Australian government award for project implementation and other awards. Mr. Shalgi holds a B.A. degree in Economics and Statistics from Tel-Aviv University and an M.Sc. in Computer Sciences from Weizmann Institute for Science.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to elect Mr. Menahem Shalgi as an outside director of the Company for a term of three years."

The election of outside directors requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) at least one third of the shares of non-controlling shareholders are voted in favor of the election of the outside directors or (ii) the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - APPROVAL OF COMPENSATION FOR DIRECTORS
Under the Companies Law, the payment of compensation to directors requires the prior approval of our Audit Committee, Board of Directors and shareholders, and the form and amount of compensation of outside directors is governed by regulations promulgated under the Companies Law.

In order to align the interests of our directors with those of our shareholders, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the grant of 18,000 options to purchase Ordinary Shares to each of our five directors who will be members of our Board of Directors as of the end of the Meeting. The exercise price of the options will equal to the per share closing price of our Ordinary Shares on the Nasdaq Stock Market on the trading date immediately preceding the Meeting. The options will vest in three equal annual installments and will expire on February 8, 2012.

The regulations promulgated under the Companies Law relating to the compensation of outside directors allow the grant of options to outside directors, in addition to their cash compensation, only upon certain conditions. For example, the options must be granted in the framework of a plan for option grants to officers and all the directors of the company who are not controlling shareholders.

As previously approved, we pay our outside directors an annual fee of $8,000 and a participation fee of $400. According to applicable regulations, all outside directors are required to receive equal compensation. Our Audit Committee and Board of Directors have approved paying such fees to our other non-executive directors, as well. Accordingly, at the Meeting, the shareholders will be asked to approve such fees for Mr. Rimon Ben-Shaoul.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that the grant to each of the five directors who shall be members of the Company's Board of Directors as of the end of the Meeting of options to purchase up to 18,000 Ordinary Shares on the terms approved by the Company's Audit Committee and Board of Directors is hereby approved.

RESOLVED, than an annual fee of $8,000 and a participation fee of $400 for Mr. Rimon Ben-Shaoul is hereby approved."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

ITEM 5 - RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS REMUNERATION
The Company's auditor is Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the "Auditor"). A report shall be presented to the Meeting of the remuneration to the Auditor for audit and non-audit services provided to the Company.

Under the Israeli Companies Law, 5759 - 1999 (the "Companies Law"), the shareholders of the Company are authorized to appoint the Company's auditor and to authorize the Board of Directors to determine its remuneration. To comply with the Sarbanes-Oxley Act of 2002, the Company's Board of Directors will authorize its Audit Committee to determine the Auditor's remuneration for audit and non-audit services. It is proposed that the Auditor, Kesselman & Kesselman, be re-appointed as the Company's independent auditor until the close of the following Annual General Meeting.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Company's Auditor, Kesselman & Kesselman, be, and it hereby is, re-appointed as the auditor of the Company until the close of the next Annual General Meeting, and that the Board of Directors be, and it hereby is, authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so."

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 - FINANCIAL STATEMENTS

We have included a copy of our audited financial statements for the year ended December 31, 2004 (the "Financial Statements") in a Form 6-K, which will be filed with the Securities and Exchange Commission (SEC) on or about March 15, 2005. You may read and copy this report without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law.

The Company will hold a discussion with respect to the Financial Statements at the Meeting.

ITEM 7 - OTHER BUSINESS
Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.
By Order of the Board of Directors, /s/ Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

Dated: March 11, 2005

EXHIBIT 2

CONSENT OF INDEPENDENT Registered Public Accounting firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration No. 333-117054; No. 333-100804 and No. 333-54632) of MIND C.T.I. Ltd. of our report dated March 14, 2005 relating to the consolidated financial statements, which appears in this Form 6-K.

/s/ Kessleman & Kesselman

Tel-Aviv, Israel	Kesselman & Kesselman
March 16, 2005	Certified Public Accountants (Isr.)

EXHIBIT 3

MIND C.T.I. LTD.
(An Israeli Corporation)
2004 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC	f-2
ACCOUNTING FIRM
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	f-3
Statements of operations	f-4
Statements of changes in shareholders' equity	f-5
Statements of cash flows	f-6
Notes to financial statements	f-7

The amounts are stated in U.S. dollars ($) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

MIND C.T.I. LTD.

We have audited the consolidated balance sheets of MIND C.T.I. Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel , including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and in accordance with the standards of the Public Company Accounting Oversight Board ( United States ). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations, changes in shareholders' equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America .

Tel-Aviv, Israel March 14, 2005	Kesselman & Kesselman
Certified Public Accountants (Isr.)

f-2

MIND C.T.I. LTD.

CONSOLIDATED BALANCE SHEETS

	December 31

	2004	2003

	(In thousands of U.S. dollars)
A s s e t s
CURRENT ASSETS (note 8):
Cash and cash equivalents (note 9a)	$ 18,687	$ 4,391
Accounts receivable (note 9b):
Trade	3,418	2,181
Interest accrued on long-term bank deposits	242	*482
Other	773	864
Inventories	18	11

T o t a l current assets	23,138	7,929

LONG-TERM BANK DEPOSITS (note 9c)	30,000	*40,000
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 2)	1,790	1,182
OTHER ASSETS , net of accumulated amortization (note 3)	788	868

T o t a l assets	$ 55,716	$ 49,979

Liabilities and shareholders' equity
CURRENT LIABILITIES (note 8) - accounts payable and accruals:
Trade	$ 466	$ 718
Deferred revenues (note 1i)	1,680	1,607
Other (note 9d)	2,124	1,116

T o t a l current liabilities	4,270	3,441

EMPLOYEE RIGHTS UPON RETIREMENT (note 4)	1,200	998

COMMITMENTS (note 5)

T o t a l liabilities	5,470	4,439

SHAREHOLDERS' EQUITY ;(note 6): Share capital - ordinary shares of NIS 0.01 par value (authorized - 88,000,000 shares; issued and outstanding: December 31, 2004 - 21,280,580 shares; December 31, 2003 - 20,997,320 shares)	53	53
Additional paid-in capital	59,079	58,514
Accumulated deficit	(8,886)	(13,027)

T o t a l shareholders' equity	50,246	45,540

T o t a l liabilities and shareholders ' equity	$ 55,716	$ 49,979

* Reclassified.

) Chairperson of the Board of Directors,
Monica Eisinger	) President and Chief Executive Officer

)
Amnon Noibach	) Director

The accompanying notes are an integral part of the financial statements.

f-3

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,

	2004	2003	2002

	(In thousands of U.S. dollars, except per share data)

REVENUES (note 10a):
Sales of licenses	$ 11,699	$ 8,105	$ 6,535
Services	6,107	4,831	3,473

	17,806	12,936	10,008
COST OF REVENUES	4,394	3,208	2,479

GROSS PROFIT	13,412	9,728	7,529
RESEARCH AND DEVELOPMENT EXPENSES (note 10b)	3,833	3,319	3,723
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	4,517	4,065	4,154
General and administrative (note 10c)	1,864	1,149	1,279

OPERATING INCOME (LOSS)	3,198	1,195	(1,627)
FINANCIAL AND OTHER INCOME - net (note 10d)	3,841	2,607	2,078

INCOME BEFORE TAXES ON INCOME	7,039	3,802	451
TAXES ON INCOME (note 7)	162	169	117

NET INCOME FOR THE YEAR

	$ 6,877	$ 3,633	$ 334

EARNINGS PER ORDINARY SHARE (note 10e):
Basic	$ 0.33	$ 0.18	$ 0.02

Diluted	$ 0.32	$ 0.17	$ 0.02

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS (note 10e):
Basic	21,089	20,732	20,677

Diluted	21,468	21,143	20,761

The accompanying notes are an integral part of the financial statements.

f-4

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital		Deferred stock compensation	Accumulated deficit

	Number of shares	Amount	Total

	(In thousands)	(In thousands of U.S. dollars)

BALANCE AT JANUARY 1, 2002	20,654	$ 52	$ 61,078	$ (145)	$ (16,994)	$ 43,991
CHANGES DURING 2002:
Net income					334	334
Employee stock options exercised and paid	32	*	19			19
Decrease in deferred compensation related to employee stock option grants as a result of forfeiting of options			(7)	7		-,-
Amortization of deferred compensation related to employee stock option grants				138		138

BALANCE AT DECEMBER 31, 2002	20,686	52	61,090	-,-	(16,660)	44,482
CHANGES DURING 2003:
Net income					3,633	3,633
Dividend paid out of share premium (note 6a)			(2,929)			(2,929)
Employee stock options exercised and paid	311	1	353			354

BALANCE AT DECEMBER 31, 2003	20,997	53	58,514	-,-	(13,027)	45,540
CHANGES DURING 2004:
Net income					6,877	6,877
Dividend paid					(2,736)	(2,736)
Employee stock options exercised and paid	284	*	563			563

BALANCE AT DECEMBER 31, 2004	21,281	$ 53	$ 59,077	-,-	$ (8,886)	$ 50,244

* Represents an amount less than $1,000.
The accompanying notes are an integral part of the financial statements.

f-5

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31

	2004	2003	2002

	(In thousands of U.S. dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 6,877	$ 3,633	$ 334
Adjustments to reconcile net income to net cash
provided by or used in operating activities:
Depreciation and amortization	680	806	944
Deferred income taxes - net		(8)	16
Compensation expense resulting from options granted to employees			138
Accrued severance pay	202	189	37
Capital loss (gain) on sale of property and equipment - net	(7)	(35)	14
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(1,237)	(155)	888
Interest accrued on long-term bank deposits	240	*1,149	(1,631)
Other	93	(198)	281
Increase (decrease) in accounts payable and accruals:
Trade	(252)	551	(318)
Other	1,081	214	1,023
Decrease (increase) in inventories	(7)	3	12

Net cash provided by operating activities	7,670	6,149	1,738

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,226)	(499)	(180)
Amounts funded in respect of accrued severance pay	(120)	(105)	(37)
Investment in long-term bank deposits, see note 9c	(40,000)	(77,000)	(30,000)
Withdrawal of long-term bank deposits, see note 9c	50,000	*67,000
Proceeds from sale of property and equipment	145	109	49

Net cash provided by (used in) investing activities	8,799	(10,495)	(30,168)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	563	354	19
Dividend paid	(2,736)	(2,929)

Net cash provided by (used in) financing activities	(2,173)	(2,575)	19

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,296	(6,921)	(28,411)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,391	11,312	39,723

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 18,687	$ 4,391	$ 11,312

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON-CASH ACTIVITIES -
cash paid during the year for income tax	$ 12	$ 61	$ 60

* Reclassified
The accompanying notes are an integral part of the financial statements.

f-5

MIND C.T.I. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:
  a. General:
    Nature of operations

    MIND C.T.I. Ltd. (the "Company") is an Israeli company, which together with its subsidiaries, develops, manufactures and markets billing and customer care software products for wireless, wire-line and next-generation carriers that provide voice, data and internet protocol ("IP") services. The Company also provides a call management system used by enterprises for call accounting, traffic analysis and fraud detection.

    In the years ended December 31, 2004, 2003 and 2002, 36%, 34% and 21%, respectively, of total revenues were derived from major customers, see note 10a.

    The Company has wholly-owned subsidiaries in the United States , the Netherlands and Romania and an 80%-owned subsidiary in Japan . In the year ended December 31, 2002 the operation of the Japanese subsidiary, which operated as marketing company, was ceased. The operation of the Dutch subsidiary, which operated as marketing company, is dormant.

    Accounting principles

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America .

    Use of estimates in preparation of financial statements

    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

    Functional currency

    The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar" or "$"). Most of the Company's revenues are derived from sales outside of Israel , which are denominated primarily in dollars. In addition, most marketing costs are incurred outside Israel , primarily in dollars. Thus, the functional currency of the Company and its subsidiaries is the dollar.

    Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are remeasured into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions and other items (detailed below) reflected in the statements of operations, the following exchange rates are used: (i) for transactions: exchange rates at transaction dates or average rates ; and (ii) for other items (derived from non-monetary balance sheet items, such as depreciation and amortization, changes in inventories, etc.) - historical exchange rates. The resulting currency translation gains or losses are carried to financial income or expenses, as appropriate.

  Principles of consolidation:
    The consolidated financial statements include the accounts of the Company and its subsidiaries.

    Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Company and its subsidiaries, have also been eliminated.

  Cash equivalents

  The Company and its subsidiaries consider all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

  Inventories

  Inventories are valued at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

  e. Property and equipment:
    These assets are stated at cost.
    The assets are depreciated by the straight-line method, on basis of their estimated useful life.

    Annual rates of depreciation are as follows:

%
Computers and electronic equipment	15-33 (mainly 33)
Office furniture and equipment	6-7
Vehicles	15

    Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

  Intangible assets

  These assets represent technology and customer base acquired (see note 3) and are stated at cost and amortized by the straight-line method over a period of five years.

  Impairment of long-lived assets

  Long-lived assets held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

  Deferred income taxes:
    Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is more likely than not that such assets will not be realized.
    The Company may incur additional tax liability in the event of intercompany dividend distribution by non-Israeli subsidiaries. Such additional tax liability has not been provided for in these financial statements, as the Company does not expect these companies to distribute dividends in the foreseeable future.
    Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, and not to realize them.
  Revenue recognition

  The Company applies the provisions of Statement of Position 97-2 of the American Institute of Certified Public Accounts ("SOP 97-2"), "Software Revenue Recognition", as follows:

    Sales of licenses

    Revenue from sale of products is recognized when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is probable. Customization of the product, if any, is performed before delivery occurs. If collectibility is not considered probable, revenue is recognized when the fee is collected.

    In cases where the Company installs the product, the revenue recognition is deferred until the installation is completed.

    The Company does not grant a right of return on products sold to customers, distributors and resellers.

    The Company renders maintenance and support services to its customers, mainly for a period of one year from delivery or installation. When revenue on sale of the products is recognized, the Company defers a portion of the sales price (which is presented in the balance sheet as deferred revenues among "accounts payable and accruals") and recognizes it as maintenance and support service revenue ratably over the above period. The portion of the sales price that is deferred is determined based on the fair value of the service as priced in transactions in which the Company renders solely maintenance and support services.

    Services

    The services the Company provides consist of maintenance, support, training, hardware installation and project management.

    Project management consists of advice to the Company's customers regarding the development of billing and customer care software over their IP networks.

    Revenues from maintenance and project management are priced on a fixed price basis and are recognized ratably over the maintenance or the project management period. See also (1) above.

  Research and development expenses

  Pursuant to FAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs related to software products are expensed as incurred until the "technological feasibility" of the product has been established. Because of the relatively short time period between "technological feasibility" and product release, and the insignificant amount of costs incurred during such period, no software development costs have been capitalized.

  Allowance for doubtful accounts

  The allowance is determined for specific debts doubtful of collection.

  Stock based compensation

  Stock options granted to employees are accounted for under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

  Accordingly, the difference, if any, between the quoted market price of the Ordinary Shares on the date of grant of the options and the exercise price of such options is charged on the date of grant to shareholders' equity under "deferred stock compensation", and thereafter amortized by the straight line basis, against income, over the vesting period.

  The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, "Accounting for Stock-Based Compensation", to its stock-based employee compensation:

	Years ended December 31

	2004	2003	2002

	(In thousands of U.S. dollars, except for per share data)

Net income, applicable to
ordinary shares, as reported	$ 6,877	$ 3,633	$ 334
Add - stock-based employee
compensation expense,
included in reported net income,
net of related tax effect	-,-	-,-	138
Deduct - stock-based employee compensation expense determined under fair value method ,net of related tax effect	(470)	(720)	(1,906)

Pro forma net income (loss) applicable to ordinary shares	$ 6,407	$ 2,913	$ (1,434)

Earnings (loss) per share:
Basic - as reported	$ 0.33	$ 0.18	$ 0.02

Diluted - as reported	$ 0.32	$ 0.17	$ 0.02

Basic and diluted - pro forma	$ 0.30	$ 0.14	$ (0.07)

  Advertising expenses

  These expenses are charged to income as incurred. Advertising expenses totaled $ 55,000,
  $ 20,000 and $ 55,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

  Comprehensive income

  The Company has no comprehensive income components other than net income or loss.

  Earnings per share ("EPS")

  Basic EPS are computed based on the net income applicable to ordinary shares divided by the weighted average number of ordinary shares outstanding during each year. In computing diluted EPS, account was taken of the dilutive effect of the outstanding stock options, using the treasury stock method.

  Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

  In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial
  Instruments with Characteristics of both Liabilities and Equity" (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise (except for certain instruments) is effective at the beginning of the first interim period beginning after June 15, 2003. Effective July 1, 2003, the Company adopted FAS 150. The adoption of FAS 150 did not have a material effect on the company's financial position or results of operations.

  Recently issued accounting pronouncement:
  FAS 123 (Revised 2004) Share-based Payment

  In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

  The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company's financial statements for periods prior to the effective date of the Statement will not be restated.

  The Company expects that this Statement will have material effect on the Company's consolidated financial statements or its results of operations in future periods.

NOTE 2 - PROPERTY AND EQUIPMENT:

  Composition of assets, grouped by major classification, is as follows:
	December 31

	2004	2003

	(In thousands of U.S. dollars)
Computers and electronic equipment	$ 2,615	$ 2,072
Land	251
Office furniture and equipment	412	474
Vehicles	1,198	1,054
Leasehold improvements	1	19

	4,477	3,619
Less - accumulated depreciation
and amortization	2,687	2,437

	$ 1,790	$ 1,182

  Depreciation and amortization expenses totaled $ 480,000, $ 606,000 and $ 744,000 in the years ended December 31, 2004, 2003 and 2002, respectively.
NOTE 3 - OTHER ASSETS:
  Composed as follows:
	December 31

	2004	2003

	(In thousands of U.S. dollars)

Amounts funded with severance pay funds and by insurance policies in respect of liability for employee rights upon retirement, see note 4	$ 538	$ 418
Intangible assets, net of accumulated amortization, see b. below	250	450

	$ 788	$ 868

  Amortization expenses totaled $ 200,000 for each of the years ended December 31, 2004, 2003 and 2002.

  In March 2001, the Company acquired from Veramark Technologies Inc., all of the rights for the VeraBill product line, for one million dollars in cash. VeraBill is a mediating, provisioning and billing solution for wireline and wireless mid-size carriers. The acquisition provides the Company with complementary technology for mediation and provisioning for traditional wireline and wireless switches and an existing customer base.

  The acquisition was accounted for under the purchase method and the purchase price was allocated to technology and customer base. In view of the inter-related nature of the acquired assets and their similar useful life, the Company amortizes these assets over the same period of five years.
  As of December 31, 2004 and 2003, the accumulated amortization amounted to $ 750,000 and $ 550,000, respectively.

  A mortization expenses totaled $ 200,000, $ 200,000 and $ 200,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 4 - EMPLOYEE RIGHTS UPON RETIREMENT:
  Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with severance pay funds and pension funds, and by purchase of insurance policies; under labor agreements, the deposits with recognized pension funds and the insurance policies, as above, are in the employees' names and are, subject to certain limitations, the property of the employees.

  The severance pay liabilities covered by the pension funds are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

  The amounts accrued and the portion funded with severance pay funds and by the insurance policies are reflected in the financial statements as follows:

	December 31

	2004	2003

	(In thousands of U.S. dollars)

Accrued severance pay	$ 1,200	$ 998
L e s s - amounts funded (presented in "other assets")	(538)	(418)

Unfunded balance	$ 662	$ 580

  The amounts of accrued severance pay as above cover the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay. The Company records the obligation as if it was payable at each balance sheet date on an undiscounted basis.

  The Company may only make withdrawals from the funds for the purpose of paying severance pay.

  The severance pay expenses were $ 337,000, $ 289,000 and $ 225,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

  The earnings on the amounts funded were $ 4,000, $ 8,000 and $ 12,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

  The Company expects to pay the following future benefits to its employees upon their normal retirement age:

(In thousands of U.S. dollars)
2005	-,-
2006	2
2007	-,-
2008	-,-
2009	-,-
2010-2014	46

  The above amounts were determined based on the employees' current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

NOTE 5 - COMMITMENTS:

Lease commitments

The Company entered into premises lease agreement that will expire in 2006.

The rental payments for the premises in Israel , which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the "Israeli CPI").

Future minimum lease commitments of the Company and its subsidiaries under the above leases, at exchange rates in effect on December 31, 2004, are as follows:

(In thousands of U.S. dollars)
Years ending December 31:
2005	$ 376
2006	$ 29

$ 405

Rental expense totaled $ 350,000, $ 493,000 and $ 614,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 6 - SHAREHOLDERS' EQUITY :

  Share capital:
    The Company's ordinary shares are traded in the United States on the Nasdaq National Market, under the symbol MNDO and on the Tel-Aviv Stock Exchange.

    Dividend paid

    During 2003, the Company paid dividend to its shareholders approximately $ 3 million.

    Since the Company at that time had insufficient retained earnings, the distribution was done by way of reduction of share premium, representing return of amounts paid in by shareholders, after due approval by an Israeli court order, in accordance to section 303 of the Israeli Companies Law.

    During 2004, the Company paid dividend to its shareholders $ 2.7 million which were paid out of retained earnings.

  Stock option plans:

    In December 1995, an employee was granted an option to purchase 50,000 ordinary shares of NIS  0.01 par value for $ 7,500 ($ 0.15 per share). This option was exercised in the year ended December 31, 2001.
    In December 1998, the Board of Directors approved an employee stock option plan, which was amended in 2000 (the "1998 Plan"). Under the 1998 Plan (as amended in 2000 and in 2003), options for up to 3,308,000 ordinary shares of NIS 0.01 par value are to be granted to employees of the Company and its subsidiaries.

    Immediately upon issuance, the ordinary shares issuable upon the exercise of the options will confer on holders the same rights as the other ordinary shares.

    The Board of Directors determines the exercise price and the vesting period of the options granted.

    The options vest over three to five years.

    Options not exercised will expire approximately 7 years after they are granted.

    The 1998 Plan, in respect of Israeli employees, is subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

    This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

    The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

    The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee .

    The following is a summary of the status of the 1998 Plan as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates:

	Years ended December 31

	2004		2003		2002

	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	1,658,100	3.85	1,676,720	3.24	2,019,320	3.45
Changes during year:
Granted(a)(b)	524,000	4.41	362,000	3.91	22,000	1.23
Exercised	(284,160)	1.99	(311,100)	1.14	(32,000)	0.57
Forfeited	(82,660)	4.11	(69,520)	1.58	(332,600)	4.64

Options outstanding at end of year	1,815,280	$ 4.29	1,658,100	$ 3.85	1,676,720	$ 3.24

Options exercisable at end of year	1,243,280	$ 4.24	657,190	$ 4.19	575,475	$ 3.01

Weighted average fair value of options granted during the year(c)	$ 1.63		$ 1.97		$ 0.46

(a) Including options granted to: The Company's Chairperson of the Board of Directors, President and Chief Executive Officer	60,000	4.48

    (b) During the years 2004, 2003 and 2002, all options granted were at market value. As of December 31, 2002, there are no more outstanding options that were issued below market value.

    (c) The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31

	2004	2003	2002
Dividend yield	36%	22%	0%

Expected volatility	35%	38%	29%

Risk-free interest rate	2%	1.5%	3%

Expected average lives - in years	4.27	2.56	2

    The following table summarizes information about options outstanding and exercisable at December 31, 2004:
Options outstanding				Options exercisable

		Weighted			Weighted
Range of exercise prices	Number outstanding at December 31, 2004	average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	average remaining contractual life	Weighted average exercise price

		Years			Years
$ 1.23-1.65	271,500	3.82	$ 1.62	271,500	3.82	$ 1.62
$ 2.32	169,380	3.45	$ 2.32	169,380	3.45	$ 2.32
$ 3.35-3.84	268,500	5.80	$ 3.82	268,500	5.80	$ 3.82
$ 4.17	90,000	5.90	$ 4.17	30,000	5.90	$ 4.17
$ 4.24-4.48	512,000	6.74	$ 4.41
$ 5-5.875	405,100	2.83	$ 5.69	405,100	2.83	$ 5.69
$ 10.00	98,800	2.60	$10.00	98,800	2.60	$10.00

	1,815,280	4.72	$ 4.29	1,243,280	3.83	$ 4.24

  Dividends

  In the event cash dividends are declared by the Company, such dividends will be paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion. See also note 7a

NOTE 7 - TAXES ON INCOME:
  Tax benefits under the Law for the Encouragement of Capital Investments, 1959

  Substantially all of the Company's production facilities have been granted "approved enterprise" status under the above law. Income derived from the approved enterprise is tax exempt for a period of ten years commencing in the first year in which the Company earns taxable income from the approved enterprise, since the Company has elected the "alternative benefits" scheme (involving waiver of investment grants).

  The Company has currently two approved enterprises. The period of tax benefits of the first approved enterprise, which commenced operations in 1995, expired in the end of 2004. The period of tax benefits in respect of the second approved enterprise entitled to the said benefits commenced in 2000.

  Commencing 2005, the Income derives from the first approved enterprise, according to the computation of the increase in the turnover, will be subject to regular tax rates, see d. below.

  According to the above law, in the event of distribution of cash dividends from income that was tax exempt as above, the Company would have to pay the 25% tax in respect of the amount distributed.

  Due to the accumulated tax losses from approved enterprise activity and according to an agreement with the tax authorities that such losses would offset tax liability in respect of distribution of tax-exempt income, no additional tax liability will incur as a result of dividend distribution from the balance of undistributed income.

  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

  Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law")

  Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1a(4), the financial statements are measured in dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the dollar relative to Israeli currency - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements.

  Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

  The Company is an "industrial company" as defined by this law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents and certain other intangible property rights.

  Other applicable tax rates:

  1) Income from other sources in Israel

  Income not eligible for approved enterprise benefits is taxed at the regular corporate tax rate of 35%.

  In July 2004, the Income Tax Ordinance Amendment was enacted (No. 140 and Ad Hoc provision) Law, 2004 (hereafter - the Amendment), which provides for the gradual reduction - commencing from January 1, 2004 - in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.

  2) Income of non-Israeli subsidiaries

  Non-Israeli subsidiaries are taxed according to tax laws in their countries of residence.

  Deferred income taxes:
December 31

2004	2003

(In thousands of U.S. dollars)

  1) Provided in respect of the following:

Research and development expenses	$ 6	$ 7
Amortization in respect of VeraBill product line		1
Allowance for doubtful accounts	2

	*$ 8	* $ 8

  * Presented among current assets.

  2) At December 31, 2004, the Company and it subsidiaries had accumulated tax losses amounting to approximately $ 6.2 million (December 31, 2003 - approximately $ 13.4 million). These losses are mainly denominated in NIS , linked to the Israeli CPI and are available indefinitely to offset future taxable business income.

  3) The deferred taxes of the Company are computed at December 31, 2004 at the rate of 0.21%.

  Taxes on income included in the income statements:

  1) As follows:

	Years ended December 31

	2004	2003	2002

	(In thousands of U.S. dollars)

Current	$ 162	$ 177	$ 101
Deferred, see e. above		(8)	16

	$ 162	$ 169	$ 117

  2) Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see d. above), and the actual tax expense:

	Years ended December 31

	2004		2003		2002

	(In thousands of U.S. dollars)

Income before taxes on income, as reported in the statements of income*	$ 7,039	100%	$ 3,802	100%	$ 451	100%

Theoretical tax expense (tax saving)	2,464	35%	1,369	36%	162	36%
L e s s - tax benefits arising from approved

enterprise status, see a. above	(2,394)	(34)	(1,331)	(35)	(158)	(35)
	70	1	38	1	4	1
Increase (decrease) in taxes resulting from permanent differences :
Non-Israeli tax withholding which can not be offset against
Israeli income tax	162		177	5	101	22
Disallowable deductions	9		14	-
Differences between the basis of measurement of income reported for tax purposes, and the basis of measurement of income for financial reporting purposes - net, see b. above Increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created					21	5
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created in previous years	(79)	(1)	(52)	(1)
Other			(8)	-	(9)	(2)

Taxes on income	$ 162	2	$ 169	5%	$ 117	26%

* As follows:
Taxable in Israel	$ 7,017		$ 3,792		$ 441
Taxable outside Israel	22		10		10

	$ 7,039		$ 3,802		$ 451

  Tax assessments

  The Company has received final assessments from the tax authorities, through the year ended December 31, 2002. The subsidiaries have not been assessed since incorporation. Any resulting taxes are recorded in the period the assessments are received.

NOTE 8 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2004

			Other
	Israeli currency		non-dollar

	Linked*	Unlinked	currencies**

	(In thousands of U.S. dollars)

Current assets:
Cash and cash equivalents	2	49	418
Accounts receivable:
Trade		252	3,115
Other	5	27	23

	7	328	3,556

Current liabilities -
accounts payable and accruals:
Trade		253	18
Other		800	98

		1,053	116

* To the Israeli CPI.

** Mainly Euro.

NOTE 9 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

  Cash and cash equivalents

  The balance as of December 31, 2004 and 2003 includes $ 16.3 million and $ 2.7 million, respectively, of highly liquid bank deposits. The deposits are denominated in dollars and, as of December 31, 2004, bear weighted average annual interest of 2.2% .

  b. Accounts receivable:
	December 31

	2004	2003

	(In thousands of U.S. dollars)

1) Trade:
Open accounts	$ 4,299	$ 2,455
Less - allowance for doubtful accounts, see also note 10c	(881)	(274)

	$ 3,418	$ 2,181

2) Other:
Government of Israel	$ 671	$ 702
Prepaid expenses	49	92
Employees	15	30
Deferred income taxes, see note 7e	8	8
Sundry	30	32

	$ 773	$ 864

  Long-term bank deposits

  During the last quarter of 2004, the Company deposited an amount of $ 30 million with several banks for periods between seven and ten years. Under the arrangements with the banks, whether or not the deposits bear interest depends upon the rate of the six months LIBOR, as follows:

  Two amounts of $ 10 million each:

  For each day in which the six months dollar LIBOR is below an agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year and 6.5% in the fourth to seventh year, the deposits bear interest at the rate of 7.05% at the first year and in the second to seventh year at the rate of the six months dollar LIBOR plus 5% per annum ("the positive interest rate"). On all other days the deposits do not bear any interest at all. The bank has a right to refund the deposits, and terminate these arrangements every six months.

  An amount of $ 10 million:

  For each day in which the six months dollar LIBOR is below an agreed annual fixed rate of 3.5% in the first year, 4.5% in the second year, 5.5% in the third year and 6.5% in the fourth to tenth year, the deposit bears interest at the rate of 8.6% of the first year and in the second to tenth year at the rate of the six month dollar LIBOR plus 5% per annum ("the positive interest rate"). On all other days the deposit does not bear any interest at all. The bank has a right to refund the deposit, and terminate this arrangement every six months.

  The Company recognizes interest income based on the expected interest rate receivable which in the reported periods and as of December 31, 2004 is equal to the positive interest rate.

  The interest accrued on long term bank deposits is presented among current assets.

  During the last quarter of 2003, the Company deposited an amount of $ 40 million with a bank for a period between seven to ten years. Under the arrangement with the bank, whether or not the deposits bear interest depends upon the rate of the LIBOR, as follows. For each day that the LIBOR is below a fixed agreed rate, the deposits bear interest at the rate between 8.4% to 9.7% per annum. On all other days the deposits do not bear any interest at all. As of December 31, 2003, the accrued interest was $ 482,000. In May 2004, the Company deposited $10 million in similar deposit. The bank exercised its right to refund the deposits, and terminated this arrangement at the first anniversary of the deposits, in November 2004.

  Accounts payable and accruals - other:
	December 31

	2004	2003

	(In thousands of U.S. dollars)

Payroll and related expenses	$ 593	$ 737
Accrued vacation pay	92	84
Accrued expenses	1,298
Sundry	141	295

	$ 2,124	$ 1,116

  Concentration of credit risks

  Excluding note 10(a)(3), most of the Company's cash and cash equivalents at December 31, 2004 and 2003 were deposited with Israeli, European and U.S. banks. The Company is of the opinion that the credit risk in respect of those balances is insignificant.

  Excluding note 10a(3), most of the Company's revenues have historically been from a large number of customers. Consequently, the exposure to credit risks relating to trade receivables is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

  Fair value of financial instruments

  The fair value of the financial instruments included in the working capital of the Company and its subsidiaries is identical or close to their carrying value.

NOTE 10 - SELECTED STATEMENT OF OPERATIONS DATA:

  Revenues:

  1) The Company has two product lines: (i) product line "A" - real-time billing and customer care solutions for service providers; and (ii) product line "B" - software product to enterprises - a call management system used by organizations for call accounting, traffic analysis and fraud detection. The VeraBill product (see note 3b) is included in product line "A".

  Following are data regarding revenues classified by product lines:

	Years ended December 31

	2004	2003	2002

	(In thousands of U.S. dollars)

Product line "A"	$ 15,230	$ 10,392	$ 7,447
Product line "B"	2,576	2,544	2,561

	$ 17,806	$ 12,936	$ 10,008

  2) Following are data regarding geographical revenues classified by geographical location of the customers:

	Years ended December 31

	2004	2003	2002

	(In thousands of U.S. dollars)

America	$ 1,977	$ 2,368	$ 2,869
Asia Pacific and Africa	2,859	3,479	2,860
Europe	12,017	6,005	3,364
Israel	953	1,084	915

	$ 17,806	$ 12,936	$ 10,008

  Most of the Company's assets are located in Israel .

  3) Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

Years ended December 31

	2004	2003	2002

(In thousands of U.S. dollars)

Customer A			$ 1,033

Customer B	$ 6,437	$ 2,882	$ 1,083

Customer C		$ 1,502

  Research and development expenses:
Expenses incurred:
Payroll and related expenses	$ 3,053	$ 2,176	$ 2,525
Depreciation and amortization	260	460	430
Non-cash compensation			43
Other	520	683	725

	$ 3,833	$ 3,319	$ 3,723

  c. General and administrative expenses:
The changes in allowance for doubtful
accounts are composed as follows:
Balance at beginning of year	$ 274	$ 400	$ 700
Increase (decrease) during the year	731	(5)	107
Bad debt written off	(124)	(121)	(407)

Balance at end of year	$ 881	$ 274	$ 400

  d. Financial and other income - net:
Income:
Interest on bank deposits	$ 3,705	$ 2,315	$ 1,931
Non-dollar currency gains - net	275	351	171
Capital gains on sale of property and
equipment - net	7	35

	3,987	2,701	2,102

Expenses:
Bank commissions	27	24	24
Non-dollar currency losses - net	119	70

	146	94	24

	$ 3,841	$ 2,607	$ 2,078

  Earnings per ordinary share ("EPS")

  Following are data relating to the weighted average number of shares for the purpose of computing EPS:

Weighted average number of shares
issued and outstanding - used in
computation of basic EPS	21,089	20,732	20,677
A d d - incremental shares from assumed exercise of options	379	411	84

Weighted average number of shares used in computation of diluted EPS	21,468	21,143	20,761

* See note 1o.

f-13

end of document